Principal Global Investors LLC 801 Grand Avenue, Des Moines, IA 50309 800-553-1390 tel www.principalglobal.com

May 1, 2017

Mr. Michael Beer, President
Principal Variable Contracts Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Global Investors LLC intends to purchase the following shares (the “Shares”):

Principal Variable Contracts Funds, Inc. -	Purchase Amount	Shares Purchased
Diversified Balanced Account - Class 1	$10,000	651.042
Each share of the Diversified Balanced Account has a par value of $.01 and a price of $15.36 per share. In connection with such purchase, Principal Global Investors LLC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY	/s/ Tracy Bollin
Tracy Bollin
Managing Director - Fund Ops